FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

Sequential
Page
Item		Number

1.	Telefónica — Financial Highlights for the period January - March 2010

TELEFÓNICA GROUP
Financial Highlights
•	Sequential revenue growth acceleration, reflecting the success of the Company’s strategy, focused on capturing the growth opportunities in its markets:
•
Reported revenue increased 1.7% year-on-year (-2.1% in full year 2009) to 13,932 million euros, despite the devaluation of the Venezuelan bolivar and the lower contribution of the Spanish business, reflecting the value of the high diversification of the Group.

•	In organic terms, revenue grew 0.9% year-on-year (+0.2% in full year 2009). Excluding the impact of regulatory measures, revenue growth reached 2.4%.
•
First quarter results are in line with the Company’s expectations and allow to reiterate all the financial targets for 2010. Additionally, the Group confirms its guidance through 2012, including dividend targets.

•	Telefónica’s commercial activity rose sharply in the quarter, setting the basis for future additional revenue growth:
•
The Company manages around 273 million accesses across its markets, 6.1% more than in March 2009 in organic terms, ramping up 1.0 percentage points on the year-end 2009 figure. In reported terms, the Group accesses rose 4.6% year-on-year.

•	Total gross adds increased by 16.9% year-on-year and the churn rate improved to reach 2.2% (-0.1 percentage points year-on-year).

•
Mobile net adds in the first quarter of 2010 were 2.5 times higher than in the same period of last year in organic terms, to total 4.4 million, with a growing focus on the contract segment (53% of the total net adds vs. 44% in the first quarter of 2009).

•
Total broadband accesses surpassed the 35 million mark, driven by robust customer growth in both retail fixed broadband (+8.7% year-on-year in organic terms; +25.2% reported) and mobile broadband (+97.5%) accesses.

•	The Company continued to post an outstanding profitability and a high cash flow generation profile, with a consolidated OIBDA margin of 36.7% in the first quarter of the year:
•
OIBDA amounted to 5,114 million euros (-3.4% year-on-year in organic terms; -4.1% year-on-year reported), reflecting the higher commercial activity and negatively impacted by regulatory measures and non-recurrent effects, which account for 2.6 percentage points of the organic year-on-year decline.

•	Operating cash flow (OIBDA-CapEx) totalled 3,923 million euros in the quarter (-4.3% in organic terms).
•	Net income reached 1,656 million euros in the first three months of the year (+2.0% year-on-year).

•	The ratio of Net Debt + Commitments to OIBDA stood at 2.3 times at the end of March, reflecting the Company’s financial strength.

•	Telefónica España’s commercial activity ramped up substantially year-on-year, while the gradual recovery in revenue continued, with the year-on-year decline slowing to 3.9% in comparable terms.

•
Telefónica Latinoamérica strengthened its position in the region, registering 3.7 million net adds in the quarter (3x year-on year) while maintaining solid organic growth rates in revenue (+5.4%) and OIBDA (+3.4%).

•
Revenue growth at Telefónica Europa ramped up to reach 5.4% in organic terms and excluding regulatory effects, posting healthy growth rates in the UK and German markets, driven by the increasing contribution from the mobile internet business.

Organic growth: in financial terms, it assumes constant exchange rates as of Q1 09 (average fx), excludes changes in the consolidation perimeter and impacts from hyperinflationary accounting. In terms of accesses it excludes changes in the consolidation perimeter.
Growth ex-regulatory impacts: the impact from MTRs cuts is excluded.
Revenue growth in comparable terms in Spain: excludes the impact from the Universal Service Obligation and revenue from Telyco Morocco in 2009.
January — March 2010 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
TELEFONICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January – March		% Chg
					Guidance
	2010	2009	Reported	Organic	Criteria
Revenues (1)	13,932	13,698	1.7	0.9	1.7
Telefónica España (2)	4,633	4,913	(5.7)	(5.4)
Telefónica Latinoamérica	5,626	5,398	4.2	5.4
Telefónica Europe (1)	3,486	3,245	7.4	1.7

OIBDA (1)	5,114	5,334	(4.1)	(3.4)	(3.0)
Telefónica España (2)	2,153	2,402	(10.4)	(10.3)
Telefónica Latinoamérica	2,056	2,061	(0.3)	3.4
Telefónica Europe (1)	914	883	3.6	(0.4)

OIBDA margin (1)	36.7%	38.9%	(2.2 p.p. )	(1.6 p.p. )
Telefónica España	46.5%	48.9%	(2.4 p.p. )	(2.6 p.p. )
Telefónica Latinoamérica	36.5%	38.2%	(1.6 p.p. )	(0.7 p.p. )
Telefónica Europe (1)	26.2%	27.2%	(1.0 p.p. )	(0.6 p.p. )

Operating Income (OI)	2,930	3,158	(7.2)	(2.4)
Telefónica España	1,660	1,871	(11.3)	(11.2)
Telefónica Latinoamérica	1,109	1,168	(5.1)	9.1
Telefónica Europe	205	163	25.7	16.7

Net income	1,656	1,623	2.0
Basic earnings per share (euros)	0.36	0.36	2.6

OpCF (OIBDA-CapEx)	3,923	4,136	(5.1)	(4.3)
Telefónica España (2)	1,820	2,068	(12.0)	(12.0)
Telefónica Latinoamérica	1,577	1,587	(0.7)	2.6
Telefónica Europe	583	527	10.7	7.4

•	Reconciliation included in the excel spreadsheets.

(1)	HanseNet and Jajah have been included in Telefónica Europe’s consolidation perimeter since mid February 2010 and 1 January 2010 respectively.

(2)
In comparable terms revenues of Telefónica España would decline by 3.9%, OIBDA would decrease by 7.9% and OpCF would drop 9.2%. Comparable termsexclude Universal Service: 75 million eurosin revenue and 22 million eurosin OIBDAin the first quarter of 2009;real estate capital gains: 0.4 million euros in OIBDA in the first quarter of 2009; exit of Telyco Marruecos from the consolidation perimeter: 17 million euros in revenue and 0.7 million euros in OIBDA in the first quarter of 2009 and TV tax: 38 million euros in OIBDA in the first quarter of 2010.

Notes:

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•
Organic growth assumes constant exchange rates as of Q1 09 (average fx) and excludes the consolidation of HanseNet (since mid February) and Jajah (January-March) in 2010. Telyco Morocco results are excluded in January-March 2009. Excludes hyperinflationary accounting in Venezuela in both years.

•
Guidance criteria: 2009 adjusted figures for guidance exclude Telyco Morocco results in T. España, Medi Telecom capital gain and write-offs. 2010 guidance assumes constant exchange rates as of 2009 (average FX in 2009) and excludes hyperinflationary accounting in Venezuela in both years. It also includes 10 months of consolidation of Hansenet and Jajah in T. Europe. In terms of guidance calculation, OIBDA excludes capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of T. España and spectrum licenses.

•	Since January 1 st 2010, the perimeter of consolidation of Telefónica España excludes Telyco Morocco.
January — March 2010 Results Telefónica

DISCLAIMER
This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
For further information please refer to the information on 2010 first quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: May 13th, 2010	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer